
February 2, 2024

Kevin Tang
Chief Executive Officer
Concentra Biosciences, LLC
4747 Executive Drive, Suite 210
San Diego, CA 92121

      Re: Concentra Biosciences, LLC
          Theseus Pharmaceuticals, Inc.
          Schedule TO-T/A Filed January 30, 2024
          Filed by Concentra Merger Sub II, Inc., Concentra Biosciences, LLC, Tang
          Capital Partners, LP, and Tang Capital Management, LLC
          File No. 005-92944

Dear Kevin Tang:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, as amended, unless otherwise indicated.

<u>Schedule TO-T/A Filed January 30, 2024</u>

<u>General</u>

1. We reissue in part prior comment 2 in our letter dated January 22, 2024. Please elaborate on the "co-offerors' assessment of the CVR Products." While you explain that Theseus did not receive any proposals during its efforts to out-license THE-349, please specify why the co-offerors believe that they will similarly be unable to enter into a Disposition of any of the CVR Products during the Disposition Period. Additionally, please elaborate on what "unknown and unforeseen liabilities" the co-offerors believe will arise following the Closing Date.

2. We reissue in part prior comment 4 in our letter dated January 22, 2024. While you specify that the Additional Price Per Share has been determined at the maximum of $0.15,

please note the following disclosure on page 28 of Revised Offer to Purchase: "The total Cash Amount payable by the Purchaser pursuant to the Offer and the Merger Agreement is equal to the quotient derived by dividing (A)(1) the Closing Net Cash, *plus* (2) the Aggregate Exercise Price, *minus* (3) $10,000,000; by (B) the Company Outstanding Shares. The Additional Price Per Share of $0.15 is equal to the Cash Amount of $4.05 as determined pursuant to the immediately preceding sentence, minus the Base Price Per Share of $3.90." Please revise this disclosure, which explains how the Cash Amount and the Additional Price Per Share were calculated, to state that the Cash Amount was capped at $4.05.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions